Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2012.

Overview of Business and Trend Information

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under seven brands. Our suite of AM systems includes affordable desktop 3D printers for idea and design development, various systems for rapid prototyping, and production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide various services to our customers. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. We conduct our business globally and our main operational facilities are located in Brazil, Germany, Hong Kong, Israel, Japan and the United States. We have more than 1,200 employees and hold more than 500 granted or pending additive manufacturing patents globally.

     We are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd., which we refer to as the merger. Pursuant to the merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Immediately after giving effect to the issuance of our ordinary shares to the former stockholders of Stratasys, Inc. in the merger, approximately 55% of our ordinary shares were held by the former stockholders of Stratasys, Inc. and the remaining 45% of our ordinary shares, on a fully diluted basis (using the treasury stock method), were held by persons and entities who acquired our ordinary shares prior to the merger.

     Accordingly, Stratasys, Inc. is treated as the acquiring company in the merger for accounting purposes, and the merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the consolidated financial statements of Stratasys, Inc. became our consolidated financial statements. The consolidated financial statements included in this report on Form 6-K include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the three and six months ended June 30, 2013, but not for the three and six months ended June 30, 2012 because the merger was consummated on December 1, 2012. Therefore, unless otherwise indicated or as the context otherwise requires, the historical financial information included in this quarterly report on Form 6-K for periods preceding the merger is that of Stratasys, Inc. For information regarding the historical results of the operations and financial condition of Objet Ltd., please refer to the separate Registration Statement on Form F-4 (Commission File No. 333-182025) that we filed with the Securities and Exchange Commission, which includes historical financial information for Objet Ltd., including information for 2011, the last full fiscal year of Objet Ltd. as a stand-alone company.

     We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of Idea and Design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability and ease of use of entry-level systems.

     We expect to broaden our installed base through increased adoption of our Idea series of products, featuring our recently introduced easy-to-use Mojo family of lower capacity entry-level professional systems, which are offered at lower price points than our other product families. Our Idea series 3D printers are expected to penetrate a broad addressable market, targeting small design teams within large organizations, small and medium-sized businesses and individual designers. Our scalable technology allows us to provide the same high resolution and accuracy of our high-end printers, but with a smaller feature set. We expect to incorporate certain additional features of our Design series of printers into the Idea series over time. We believe this will further accelerate market adoption of our products.

     We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     With the introduction of entry level systems, we have seen unit volume increase faster than revenue growth and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our AM systems. We will also address the continuing increased demand in the market for higher end AM systems, through which we believe we will increase our installed base and sales of related consumables and our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenue sufficiently to maintain or increase our current profitability.

     On June 19, 2013, we announced the signing of a definitive merger agreement to purchase privately-held Cooperation Technology Corporation, (the direct parent company of MakerBot Industries, LLC, its wholly-owned subsidiary), which we refer to as MakerBot, the leader in desktop 3D printing, under which we will acquire MakerBot in a stock-for-stock transaction. MakerBot, founded in 2009, helped develop the desktop 3D printing market and has built the largest installed base of 3D printers in the category by making 3D printers highly accessible.

     Under the terms of the MakerBot merger agreement, Stratasys will initially issue approximately 4.76 million shares in exchange for 100% of MakerBot’s outstanding capital stock. MakerBot stakeholders also qualify for performance-based earn-outs that provide for the issue of up to an additional 2.38 million shares through the end of 2014. Those payments, if earned, will be made in Stratasys shares or cash (in an amount reflecting the value of the Stratasys shares that would have otherwise been issued at the relevant earn out determination date), or a combination thereof, at Stratasys’ discretion. We will reassess the estimated liability for these earn-outs each quarter and the change in our estimate will be recorded in our operating results. This accounting for the earn-outs can result in material volatility in our operating results in each quarter. The MakerBot merger is subject to customary closing conditions, and is expected to close in the third quarter of 2013.

     We may make other investments in strategic acquisitions, fixed assets, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

     Our business, including our ability to implement our strategy for 2013, is subject to numerous uncertainties, many of which are described in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for 2012.

Summary of Financial Results

     For the three months ended June 30, 2013, we recorded a net loss attributable to Stratasys Ltd. of $2.8 million, or $0.07 per diluted share, as compared to net income of $3.0 million, or $0.14 per diluted share, for the three months ended June 30, 2012. Net loss during the three months ended June 30, 2013 resulted primarily from amortization of intangible assets that resulted from the merger. On a non-GAAP basis for the three months ended June 30, 2013 and on a pro-forma combined (as if the merger occurred on January 1, 2012) non-GAAP basis (as defined below in “Supplemental Operating Results on a Non-GAAP Basis”) for the three months ended June 30, 2012, net income attributable to Stratasys Ltd. was $18.6 million and $14.1 million, respectively, representing an increase of 31.9% in 2013 over the corresponding period in 2012.

     Our revenues in the three months ended June 30, 2013 were $106.5 million as compared to reported revenues of $49.4 million in the three months ended June 30, 2012, representing an increase of 115.6%. Revenues of $106.5 million for the three months ended June 30, 2013 represent an increase of 20.1% as compared to revenues of $88.7 million for the three months ended June 30, 2012 on a pro forma combined basis that assumes the merger occurred on January 1, 2012.

     For the six months ended June 30, 2013, we recorded a net loss attributable to Stratasys Ltd. of $18.3 million, or $0.47 per diluted share, as compared to net income of $7.5 million, or $0.35 per diluted share, for the six months ended June 30, 2012. Net loss during the six months ended June 30, 2013 resulted primarily from amortization of intangible assets that resulted from the merger. On a non-GAAP basis for the six months ended June 30, 2013 and on a pro-forma combined (as if the merger occurred on January 1, 2012) non-GAAP basis for the six months ended June 30, 2012, net income attributable to Stratasys Ltd. was $36.1 million and $26.7 million, respectively, representing an increase of 35.2% in 2013 over the corresponding period in 2012.

     Our revenues in the six months ended June 30, 2013 were $203.7 million as compared to reported revenues of $94.4 million in the six months ended June 30, 2012, representing an increase of 115.8%. Revenues of $203.7 million for the six months ended June 30, 2013 represent an increase of 18.6% as compared to revenues of $171.8 million for the six months ended June 30, 2012 on a pro forma combined basis that assumes the merger occurred on January 1, 2012.

     As of June 30, 2013, our cash, cash equivalents and short-term bank deposits were approximately $148.1 million, down from $153.9 million at December 31, 2012. We used cash from operations of approximately $2.2 million during the six months ended June 30, 2013 primarily driven by payment of other current liabilities outstanding at year-end relating primarily to non-recurring merger costs and we used cash to fund our accounts receivable reflecting the growth in our business and the timing of our sales. In addition, we used cash of $9.9 million for the acquisition of property and equipment and received cash proceeds of $6.0M from the exercise of stock options.

Results of Operations

     Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results (on a GAAP basis) for the three and six months ended June 30, 2013 with the corresponding periods in 2012. We are also providing within this section a supplemental discussion that compares the GAAP results for the three and six months ended June 30, 2013 to the results for the three and six months ended June 30, 2012 on a pro forma combined basis as if the merger had closed on January 1, 2012. Since the merger actually closed on December 1, 2012, the GAAP results for the three and six months ended June 30, 2013 include the combined operations of Stratasys, Inc. and Objet Ltd., but the GAAP results for the three and six months ended June 30, 2012 reflect only operations of Stratasys, Inc. Therefore, we believe the pro forma combined information for the three and six months ended June 30, 2012 provides useful supplemental information.

     The pro forma combined financial information has been prepared in a manner consistent with SEC Regulation S-X, Article 11. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the merger had been consummated on the date and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

       The following table sets forth for the three and six months ended June 30, 2012, (a) unaudited historical GAAP combined condensed statement of operations information, which combine the historical GAAP consolidated statements of operations of Stratasys, Inc. and Objet Ltd., and (b) unaudited pro forma condensed combined statements of operations information, which adjust the combined historical GAAP consolidated statements of operations of Stratasys, Inc. and Objet, giving effect to the merger as if it had been consummated on January 1, 2012 in accordance with SEC Regulation S-X, Article 11.

       This information has been derived from and should be read in conjunction with the audited consolidated financial statements of Stratasys Ltd. included in the Annual Report on Form 20-F for the year ended December 31, 2012.

(in thousands)

	Three months ended June 30, 2012			Six months ended June 30, 2012
	GAAP		Pro Forma	GAAP		Pro Forma
	Combined	Adjustments	Combined	Combined	Adjustments	Combined
Net sales	$88,733	$-	$88,733	$171,772	$-	$171,772
Cost of sales (a)(b)	38,109	10,406	48,515	74,489	20,838	95,327
Gross profit	50,624	(10,406)	40,218	97,283	(20,838)	76,445
Research and development (b)	7,983	850	8,833	16,184	1,721	17,905
Selling, general and administrative (a)(b)(c)	32,708	3,928	36,636	59,798	9,950	69,748
Operating income (loss)	9,933	(15,184)	(5,251)	21,301	(32,509)	(11,208)
Other income	714	-	714	907	-	907
Income (loss) before taxes	10,647	(15,184)	(4,537)	22,208	(32,509)	(10,301)
Income taxes (d)	3,429	(1,042)	2,387	7,075	(2,078)	4,997

Net income (loss) attributable to Stratasys Ltd.	7,218	(14,142)	(6,924)	15,133	(30,431)	(15,298)

       The specific pro forma adjustments for the three and six months ended June 30, 2012 have been made for the following purposes:

a)	To reflect the amortization of intangible assets arising from the merger. Accordingly, pro forma adjustments for amortization expense have been included as follows (in thousands):

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
Cost of sales—products	$9,824	$19,648
Selling, general and administrative	2,242	4,484

b)	To reflect stock-based compensation expense. Objet stock options were only exercisable upon the consummation of a liquidity event, and accordingly, no stock-based compensation expense had been recognized on outstanding Objet stock options. The merger was a liquidity event and vested options became exercisable at the date of the merger. Under reverse acquisition accounting, Objet stock options are deemed (for accounting purposes only) to be replaced by Stratasys options. The fair value of these replacement options attributed to services to be rendered after the merger date, $44.7 million, is to be included in post-merger stock-based compensation expense. Accordingly, pro forma adjustments to increase stock-based compensation expense have been included as follows (in thousands):

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
Cost of sales—Products	$271	$533
Cost of sales—Services	311	658
Research and development	850	1,721
Selling, general and administrative	4,858	9,490

c)	To eliminate of transaction costs. Total transaction costs of $3.2 million related to the merger were recorded as an expense in combined selling, general and administrative expenses for the three months ended June 30, 2012. Total transaction costs of $4.0 million related to the merger were recorded as an expense in combined selling, general and administrative expenses for the six months ended June 30, 2012. The portion of the costs that were expensed has been removed from selling, general and administrative expenses with a pro forma adjustment for the three and six months ended June 30, 2012 as these costs relate directly to the transaction and do not have an ongoing impact.

d)	To reflect income tax expense. To reflect the effect of the merger on the (provision) benefit for income taxes (with the exception of non-tax deductible stock-based compensation expense and transaction costs) for the three and six months ended June 30, 2012.

       The following table sets forth certain statement of operations data on a dollar basis (in thousands) and as a percentage of net sales basis for the periods indicated.

	GAAP		GAAP		Pro Forma
Three Month Periods Ended June 30,	2013		2012		2012
Net sales	$ 106,485	100.0%	$ 49,406	100.0%	$ 88,733	100.0%
Cost of sales	56,080	52.7%	23,246	47.1%	48,515	54.7%
Gross profit	50,405	47.3%	26,160	52.9%	40,218	45.3%
Research and development	10,337	9.7%	4,157	8.4%	8,833	10.0%
Selling, general and administrative	42,665	40.1%	16,210	32.8%	36,636	41.3%
Operating income (loss)	(2,597)	-2.4%	5,793	11.7%	(5,251)	-5.9%
Other income	138	0.1%	59	0.1%	714	0.8%
Income (loss) before income taxes	(2,459)	-2.3%	5,852	11.8%	(4,537)	-5.1%
Income taxes	326	0.3%	2,834	5.7%	2,387	2.7%
Net income (loss) attributable to Stratasys Ltd.	(2,800)	-2.6%	3,018	6.1%	(6,924)	-7.8%

	GAAP		GAAP		Pro Forma
Six Month Periods Ended June 30,	2013		2012		2012
Net sales	$ 203,692	100.0%	$ 94,370	100.0%	$ 171,772	100.0%
Cost of sales	115,913	56.9%	45,256	48.0%	95,327	55.5%
Gross profit	87,779	43.1%	49,114	52.0%	76,445	44.5%
Research and development	21,126	10.4%	8,509	9.0%	17,905	10.4%
Selling, general and administrative	85,990	42.2%	27,585	29.2%	69,748	40.6%
Operating income (loss)	(19,337)	-9.5%	13,020	13.8%	(11,208)	-6.5%
Other income	652	0.3%	355	0.4%	907	0.5%
Income (loss) before income taxes	(18,685)	-9.2%	13,375	14.2%	(10,301)	-6.0%
Income taxes (benefit)	(417)	-0.2%	5,835	6.2%	4,997	2.9%
Net income (loss) attributable to Stratasys Ltd.	(18,336)	-9.0%	7,540	8.0%	(15,298)	-8.9%

Discussion of Results of Operations

Net Sales

       Net sales of our products and services for the three months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Products	$90,213	$41,444	$76,077	117.7%	18.6%
Services	16,272	7,962	12,656	104.4%	28.6%
	$106,485	$49,406	$88,733	115.5%	20.0%

       Net sales of our products and services for the six months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Products	$172,023	$78,990	$147,318	117.8%	16.8%
Services	31,669	15,380	24,454	105.9%	29.5%
	$203,692	$94,370	$171,772	115.8%	18.6%

Product Revenues

       Systems revenue in the three and six months ended June 30, 2013 increased as compared to GAAP systems revenue in the three and six months ended June 30, 2012. The number of systems shipped in the three months ended June 30, 2013 increased by 62.5% to 1,261 units as compared to 776 units shipped in the three months ended June 30, 2012. The number of systems shipped in the six months ended June 30, 2013 increased by 52.0% to 2,429 units as compared to 1,598 units shipped in the six months ended June 30, 2012. The increase in both revenue and number of systems shipped primarily reflects the results of the second full quarter of combined operations of Stratasys, Inc. and Objet after the merger.

       Systems revenue in the three and six months ended June 30, 2013 increased as compared to pro forma combined systems revenue in the three and six months ended June 30, 2012. The pro forma combined number of systems shipped in the three months ended June 30, 2013 increased by 16.2%, to 1,261 units as compared to 1,085 units shipped in the three months ended June 30, 2012. The pro forma combined number of systems shipped in the six months ended June 30, 2013 increased by 10.4%, to 2,429 units as compared to 2,200 units shipped in the six months ended June 30, 2012. The units shipped in 2012 benefited from 92 and 333 units shipped in the three and six months ended June 30, 2012, respectively, pursuant to our OEM agreement with Hewlett-Packard Corporation (“HP”) that was terminated effective December 31, 2012. These increases reflect strong unit sales of our higher-priced Production and Design series systems. The demand for these high-performance systems has been driven by the development of new DDM applications for our Fortus systems and the continued adoption of our Connex systems for complex prototyping using a wide range of materials with diverse mechanical and physical properties. In addition, systems sales increased due to the increased market penetration of our entry-level Idea series systems. System sales in three months ended March 31, 2013 included approximately $6.0 million in revenue related to the sale of demo units to our channel partners. These demo system sales were an important part of our reseller cross-training program that is aimed at combining the sales channel and promoting the complementary product lines of our constituent companies. We did not have significant demo system sales in the three months ended June 30, 2013. Growth in system sales was offset by $0.2 million and $1.2 million non-cash reductions in revenue in the three and six months ended June 30, 2013, respectively, due to amortization of purchase accounting adjustments related to the merger.

       Consumables revenue in the three months ended June 30, 2013 increased by 161.8% as compared to GAAP consumables revenues in the three months ended June 30, 2012. Consumables revenue in the six months ended June 30, 2013 increased by 160.2% as compared to GAAP consumables revenues in the six months ended June 30, 2012. This increase primarily reflects the results of the second full quarter of combined operations of Stratasys, Inc. and Objet after the merger.

       Consumables revenue in the three months ended June 30, 2013 increased by 23.0% as compared to pro forma combined consumables revenues in the three months ended June 30, 2012. Consumables revenue in the six months ended June 30, 2013 increased by 20.5% as compared to pro forma combined consumables revenues in the six months ended June 30, 2012. The increases are driven by an acceleration in customer usage and our growing installed base of systems. The strong Production series and high-end Design series system sales in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that the continued strength in the Production series and high-end Design series system sales and our growing installed base of systems are positive indicators of consumables revenue growth in future periods.

Service Revenue

       The increase in service revenue for the three and six months ended June 30, 2013, as compared to the GAAP service revenue for the three and six months ended June 30, 2012, primarily reflects the results of the second full quarter of combined operations of Stratasys, Inc. and Objet after the merger.

       Revenues from our service offerings in the three and six months ended June 30, 2013 increased, as compared to pro forma combined service revenues in the three and six months ended June 30, 2012. The increase in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems. Revenue from our RedEye paid parts service in the three and six months ended June 30, 2013 increased by 34.1% and 37.9%, respectively, as compared to the three and six months ended June 30, 2012 primarily due to an increased demand for large and complex production parts and the continued development of our sales channels.

Revenue by Region

Net sales and the percentage of net sales by region for the three months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013 were as follows (in thousands):

					Pro Forma			Pro Forma
	GAAP		GAAP		Combined		GAAP	Combined
	2013		2012		2012		Change	Change
North America	$55,407	52.0%	$ 26,181	53.0%	$ 45,934	51.8%	111.6%	20.6%
Europe	28,985	27.3%	14,110	28.6%	25,713	29.0%	105.4%	12.7%
Asia Pacific	20,668	19.4%	8,623	17.5%	15,484	17.5%	139.7%	33.5%
Other	1,425	1.3%	492	1.0%	1,602	1.7%	189.6%	-11.0%
	$106,485	100.0%	$ 49,406	100.0%	$ 88,733	100.0%	115.5%	20.0%

Net sales and the percentage of net sales by region for the six months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013 were as follows (in thousands):

					Pro Forma			Pro Forma
	GAAP		GAAP		Combined		GAAP	Combined
	2013		2012		2012		Change	Change
North America	$104,257	51.2%	$ 48,328	51.2%	$ 86,148	50.2%	115.7%	21.0%
Europe	56,358	27.7%	28,985	30.7%	52,088	30.3%	94.4%	8.2%
Asia Pacific	40,387	19.8%	15,817	16.8%	29,881	17.4%	155.3%	35.2%
Other	2,690	1.2%	1,240	1.3%	3,655	2.1%	116.9%	-26.4%
	$203,692	100.0%	$ 94,370	100.0%	$ 171,772	100.0%	115.8%	18.6%

       Revenue in all regions increased in the second quarter of 2013, as a result of strong sales growth in systems and consumables. In addition, the increase in revenue reflects the results of the merger in December 2012.

Gross Profit

       Gross profit for our products and services for the three months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
Gross profit attributable to:	2013	2012	2012	Change	Change
Products	$44,482	$ 22,793	$ 36,097	95.2%	23.2%
Services	5,923	3,367	4,121	75.9%	43.7%
	$50,405	$ 26,160	$ 40,218	92.7%	25.3%

       Gross profit for our products and services for the six months ended June 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
Gross profit attributable to:	2013	2012	2012	Change	Change
Products	$77,249	$ 42,528	$ 68,912	81.6%	12.1%
Services	10,530	6,586	7,533	59.9%	39.8%
	$87,779	$ 49,114	$ 76,445	78.7%	14.8%

       Gross profit as a percentage of sales for our products and services for the three months ended June 30, 2013 and 2012, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
Gross profit as a percentage of revenues from:	2013	2012	2012	Change	Change
Products	49.3%	55.0%	47.4%	-10.3%	3.9%
Services	36.4%	42.3%	32.6%	-13.9%	11.8%
Total gross profit	47.3%	52.9%	45.3%	-10.6%	4.4%

       Gross profit as a percentage of sales for our products and services for the six months ended June 30, 2013 and 2012, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
Gross profit as a percentage of revenues from:	2013	2012	2012	Change	Change
Products	44.9%	53.8%	46.8%	-16.6%	-4.0%
Services	33.3%	42.8%	30.8%	-22.4%	7.9%
Total gross profit	43.1%	52.0%	44.5%	-17.2%	-3.2%

       Gross profit from product sales in the three and six months ended June 30, 2013 increased, as compared to the GAAP results for the three and six months ended June 30, 2012, due to the increase in sales discussed above. Gross profit as a percentage of related product sales in the three and six months ended June 30, 2013 decreased as compared to the GAAP results for the three and six months ended June 30, 2012. The changes in gross profit from products and gross profit as a percentage of related sales primarily reflects the results of the merger in December 2012, which resulted in expenses of $11.5 million and $30.8 million in amortization of intangible assets for the three and six months ended June 30, 2013, respectively.

       Gross profit from product sales in the three and six months ended June 30, 2013 increased as compared to pro forma combined gross profit from product sales in the three and six months ended June 30, 2012, due to the increase in sales discussed above. The changes in gross profit from products and gross profit as a percentage of related product sales primarily reflects the results of the merger in December 2012, which resulted in expenses of $11.3 million and $29.6 million in amortization of intangible assets for the three and six months ended June 30, 2013, respectively, and expenses of $9.8 million and $19.6 million in amortization of intangible assets for the pro forma combined results of operations for the three and six months ended June 30, 2012. The effect of amortization expense on gross profit from products and gross profit as a percentage of related product sales was partially offset by increased systems and consumables sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

       Gross profit from services in the three and six months ended June 30, 2013 increased as compared to the GAAP results for the three and six months ended June 30, 2012. Gross profit as a percentage of related service sales in the three and six months ended June 30, 2013 decreased as compared to the GAAP results for the three and six months ended June 30, 2012. The change in gross profit and gross profit as a percentage of related service sales primarily reflects the results of the first two quarters of combined operations of our companies and their differing service margins after the merger.

       Gross profit from services in the three and six months ended June 30, 2013 increased as compared to pro forma combined gross profit from services in the three and six months ended June 30, 2012. Gross profit as a percentage service revenues in the three and six months ended June 30, 2013 increased as compared to the three and six months ended June 30, 2012. The changes in gross profit from services and gross profit as a percentage of related sales primarily reflect strong growth in our customer service maintenance contracts and spare parts sales. In addition, our RedEye paid parts service gross profit and gross profit as a percentage of related sales increased due to growth in sales volume to cover fixed overhead.

Operating Expenses

       The amount of each type of operating expense for the three months ended June 30, 2013 and 2012, as well as the percentage change between such quarterly periods, and total operating expenses as a percentage of our total sales in each such quarterly period, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Research and development	$10,337	$4,157	$8,833	148.7%	17.0%
Selling, general & administrative	42,665	16,210	36,636	163.2%	16.5%
	$53,002	$20,367	$45,469	160.2%	16.6%
Percentage of Sales	49.8%	41.2%	51.2%

       The amount of each type of operating expense for the six months ended June 30, 2013 and 2012, as well as the percentage change between such periods, and total operating expenses as a percentage of our total sales in each such period, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Research and development	$21,126	$8,509	$17,905	148.3%	18.0%
Selling, general & administrative	85,990	27,585	69,748	211.7%	23.3%
	$107,116	$36,094	$87,653	196.8%	22.2%
Percentage of Sales	52.6%	38.2%	51.0%

       Research and development expenses for the three and six months ended June 30, 2013 increased as compared to the GAAP results for the three and six months ended June 30, 2012. The increase primarily reflects the results of the second full quarter of combined operations of Stratasys, Inc, and Objet after the merger. Research and development expenses for the three and six months June 30, 2013 increased as compared to pro forma combined research and development expenses for the three and six months ended June 30, 2012. The increase was primarily driven by increased investment in new product initiatives and an increase in headcount to support these initiatives. Research and development expense as a percentage of sales increased in the three and six months ended June 30, 2013 as compared to the GAAP results for the three and six months ended June 30, 2012. This increase reflects our intention to continue to invest in research and development efforts, which focus on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications. The increase was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements discussed below.

       We have agreements with two manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects. During the three months ended June 30, 2013 and 2012, approximately $1.0 million and $166,000, respectively, of research and development expenses were offset by payments that we received from these companies. During the six months ended June 30, 2013 and 2012 approximately $2.1 million and $317,000, respectively, of research and development expenses were offset by payments that we received from these companies.

       Selling, general and administrative expenses for the three and six months ended June 30, 2013 increased as compared to the GAAP results for the three and six months ended June 30, 2012. The increase primarily reflects the results of the second full quarter of combined operations of Stratasys, Inc. and Objet after the merger, which included $3.6 million and $7.3 million in stock compensation expense and $2.2 million and $7.5 million in amortization expense related to intangible assets for the three and six months ended June 30, 2013, respectively.

       Selling, general and administrative expenses for the three and six months ended June 30, 2013 increased as compared to pro forma combined selling, general and administrative expenses for the three and six months ended June 30, 2012. The increase was primarily due to significant integration expenses related to the merger as well our pending merger with MakerBot, changes in our product distribution strategy involving independent sales agents and indirect channels involving resellers, which resulted in increased sales commissions, expenses for strategic and marketing initiatives aimed at increasing our market presence and an increase in administrative expenses and headcount to support our growth. The increase for the six months ended June 30, 3013 was also due to the inclusion of $7.3 million in stock compensation expense and $7.5 million in amortization expense related to intangible assets as compared to $9.5 million in stock compensation expense and $4.5 million in amortization expense related to intangible assets for the pro forma combined six months ended June 30, 2012.

Operating Income (Loss)

              Operating income (loss) and operating income (loss) as a percentage of our total revenues for the three months ended June 30, 2013 and 2012, as well as the percentage change in operating income (loss) between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Operating income (loss)	$(2,597)	$5,793	$(5,251)	-144.8%	50.5%
Percentage of sales	-2.4%	11.7%	-5.9%

              Operating income (loss) and operating income (loss) as a percentage of our total revenues for the six months ended June 30, 2013 and 2012, as well as the percentage change in operating income (loss) between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Operating income (loss)	$(19,337)	$13,020	$(11,208)	-248.5%	-72.5%
Percentage of sales	-9.5%	13.8%	-6.5%

       Operating income for the three and six months ended June 30, 2013 decreased as compared to the GAAP results for the three and six months ended June 30, 2012. The decrease in operating income was primarily attributable to an expense of $13.8 million from amortization of intangible assets and to stock compensation expense of $5.0 million related to acquired Objet stock options for the three months ended June 30, 2013 and an expense of $38.4 million from amortization of intangible assets and to stock compensation expense of $10.2 million related to acquired Objet stock options for the six months ended June 30, 2013. Operating loss for the three months ended June 30, 2013 decreased as compared to pro forma combined operating income for the three months ended June 30, 2012. The reduction in operating income was primarily attributable increased systems, consumables and service sales discussed above. Operating loss for the six months ended June 30, 2013 increased as compared to pro forma combined operating loss for the six months ended June 30, 2012. The increase in operating loss was primarily attributable to an expense of $38.4 million from amortization of intangible assets and to stock compensation expense of $10.2 million related to acquired Objet stock options for the six months ended June 30, 2013 as compared to amortization expense of $24.1 million from intangible assets and stock compensation expense of $12.4 million related acquired Objet stock options in the pro forma combined operating loss for the six months ended June 30, 2012. The effect of the increase in amortization expense on operating income was partially offset by the increased systems, consumables and service sales discussed above.

Income Taxes (Benefit)

       Income taxes and income taxes as a percentage of net income (loss) before taxes for the three months ended June 30, 2013 and 2012, as well as the percentage change in income taxes between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Income taxes	$326	$2,834	$2,387	-88.5%	-86.3%
As a percent of income
(loss) before income taxes	-13.3%	48.4%	-52.6%

Income taxes (benefit) and income taxes (benefit) as a percentage of net income (loss) before taxes for the six months ended June 30, 2013 and 2012, as well as the percentage change in income taxes between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Income taxes (benefit)	$(417)	$5,835	$4,997	-107.1%	-108.3%
As a percent of income
(loss) before income taxes	2.2%	43.6%	-48.5%

       The effective tax rate on the loss before income taxes for the three and six months ended June 30, 2013 was lower as compared to the effective rate on the income before income taxes for the GAAP three and six months ended June 30, 2012. The incomes tax rate in Israel is significantly lower than the income tax rate in the U.S. Our effective tax rate has varied significantly since the merger due to the lower tax rate in Israel, and changes in mix of income (loss) between the U.S. and Israel, as well as the impact of the lower Israel rates on tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. Income tax expense increased in the three months ended June 30, 2013 as compared to the three months ended March 31, 2013 primarily due to a lower tax benefit as a result of lower realization of the deferred tax liability associated with the amortization of the intangible assets and the reinstatement of 2012 federal research credit on January 2, 2013, of which credit of approximately $350,000 was recorded in the first quarter of 2013.

       The total research credit for the three and six months ended June 30, 2013 was $120,000 and $580,000, respectively. In addition, during the second quarter of 2013, the Company adjusted its long-term tax rates due to obtaining an approval from the Israeli Tax Authorities under the Approved Enterprise and Privileged Enterprise programs. As a result, the Company recorded a reduction of approximately $1.3 million in its income tax expense and in its deferred tax liabilities associated with the amortization of the intangible assets.

Net Income (Loss) Attributable to Stratasys Ltd.

       Net income (loss) and net income (loss) as a percentage of our total revenues for the three months ended June 30, 2013 and 2012, as well as the percentage change in net income (loss) between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Net income (loss) attributable to Stratasys Ltd.	$(2,800)	$3,018	$(6,924)	-192.8%	-59.6%
Percentage of sales	-2.6%	6.1%	-7.8%

       Net income (loss) and net income (loss) as a percentage of our total revenues for the six months ended June 30, 2013 and 2012, as well as the percentage change in net income (loss) between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined	GAAP	Combined
	2013	2012	2012	Change	Change
Net income (loss) attributable to Stratasys Ltd.	$(18,336)	$7,540	$(15,298)	-343.2%	19.9%
Percentage of sales	-9.0%	8.0%	-8.9%

       For the reasons cited previously in this “Operating and Financial Review and Prospects” section, our net income (loss) for the three months ended June 30, 2013 was lower than the prior year period and our next income (loss) for the six months ended June 30, 2012 was lower than the prior-year period.

Supplemental Operating Results on a Non-GAAP Basis

Results of Operations Data on a Non-GAAP and Pro Forma Non-GAAP Basis

       The following tables sets forth certain unaudited historical non-GAAP data for the three and six months ended June 30, 2013 and unaudited pro forma non-GAAP combined data for the three and six months ended June 30, 2012 (in thousands).

	Three months ended June 30,		Six months ended June 30,
		2012		2012
	2013	Pro Forma	2013	Pro Forma
	Non-GAAP	Non-GAAP	Non-GAAP	Non-GAAP
Gross profit	$63,118	$51,059	$121,026	$98,155
Operating income	21,710	17,555	42,011	34,014
Net income attributable to Stratasys Ltd.	18,566	14,121	36,145	26,710

       The following table sets forth certain unaudited historical non-GAAP data as a percentage of sales for the three and six months ended June 30, 2013 and unaudited pro forma non-GAAP combined data as a percentage of sales for the three and six months ended June 30, 2012, in each case expressing the data from the immediately preceding table as a percentage of net sales for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
		2012		2012
	2013	Pro Forma	2013	Pro Forma
	Non-GAAP	Non-GAAP	Non-GAAP	Non-GAAP
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	59.2%	57.5%	59.1%	57.1%
Operating income	20.3%	19.8%	20.5%	19.8%
Net income attributable to Stratasys Ltd.	17.4%	15.9%	17.6%	15.5%

       The foregoing pro forma non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after the merger, when the exceptional expenses related to acquisitions, and to Objet’s proposed initial public offering in 2012 will not recur, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP. A reconciliation of pro forma GAAP and pro forma non-GAAP results of operations is set forth at the end of the following discussion.

Discussion of Results of Operations on Non-GAAP Basis

Gross Profit

       Gross profit for the three and six months ended June 30, 2013 and 2012, gross profit as a percentage of sales, as well as the percentage change, were as follows (in thousands):

	Three months ended June 30,			Six months ended June 30,
		2012			2012
	2013	Pro Forma		2013	Pro Forma
	Non-GAAP	Non-GAAP	Change	Non-GAAP	Non-GAAP	Change
Gross profit	$63,118	$51,059	23.6%	$121,026	$98,155	23.3%
Percentage of sales	59.2%	57.5%		59.1%	57.1%

     Non-GAAP gross profit for the three and six months ended June 30, 2013 increased as compared to the three and six months ended June 30, 2012. The increase was primarily attributable to sales growth in systems, consumables and services. The number of systems shipped for the three and six months ended June 30, 2013 increased by 16.2%, to 1,261 units and 10.4%, to 2,429 units, respectively, as compared to 1,085 units and 2,200 units shipped in the three and six months ended June 30, 2012, respectively, on a pro forma combined basis. The units shipped in 2012 benefited from 92 and 333 units shipped in the three and six months ended June 30, 2012, respectively, pursuant to our OEM agreement with HP that was terminated effective December 31, 2012. The increase in system sales in the three and six months ended June 30, 2013 reflects strong unit sales of our higher-priced Production and Design series systems and increased market penetration of our entry-level Idea series systems as discussed above.

     Consumables revenue in the three and six months ended June 30, 2013 increased by 23.0% and 20.5%, respectively, as compared to pro forma combined consumables revenue in the three and six months ended June 30, 2012, driven by an acceleration in customer usage and our growing installed base of systems.

     Revenues from our service offerings in the three and six months ended June 30, 2013 increased as compared to pro forma combined service revenues in the three and six months ended June 30, 2012. The increase in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems. Revenue from our RedEye paid parts service in the three and six months ended June 30, 2013 increased by 34.1% and 37.9%, respectively, as compared to the three and six months ended June 30, 2012, primarily due to an increased demand for large and complex production parts and the continued development of our sales channels.

     Non-GAAP gross profit as a percentage of sales increased as compared to the three and six months ended June 30, 2012, primarily due to increased systems, consumables and service sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

Operating Income

     Operating income and operating income as a percentage of our total revenues for the three and six months ended June 30, 2013 and 2012, as well as the percentage change in operating income between those periods in the respective years, were as follows (in thousands):

	Three months ended June 30,			Six months ended June 30,
		2012			2012
	2013	Pro Forma		2013	Pro Forma
	Non-GAAP	Non-GAAP	Change	Non-GAAP	Non-GAAP	Change
Operating income	$21,710	$17,555	23.7%	$42,011	$34,014	23.5%
Percentage of sales	20.3%	19.8%		20.5%	19.8%

     Non-GAAP operating income for the three and six months ended June 30, 2013 increased as compared to the pro forma non-GAAP combined operating income for the three and six months ended June 30, 2012. The increase in operating income was primarily due to the increase in sales and gross profit discussed above. The increase in operating income attributable to sales growth was partially offset by an increase in operating expenses related to research and development initiatives, changes in our product distribution strategy involving independent sales agents and indirect channels involving resellers, which resulted in increased sales commissions, expenses for strategic initiatives to increase our market presence by intensifying marketing efforts and an increase in administrative expenses and headcount to support our growth. The growth in operating income as a percentage of sales as compared to the prior year reflects our ability to leverage fixed costs and grow sales faster than operating expenses.

Net Income Attributable to Stratasys Ltd.

     Net income and net income as a percentage of our total revenues for the three and six months ended June 30, 2013 and 2012, as well as the percentage change in net income between those periods in the respective years, were as follows:

	Three months ended June 30,			Six months ended June 30,
		2012			2012
	2013	Pro Forma		2013	Pro Forma
	Non-GAAP	Non-GAAP	Change	Non-GAAP	Non-GAAP	Change
Net income attributable to Stratasys Ltd.	$18,566	$14,121	31.5%	$36,145	$26,710	35.3%
Percentage of sales	17.4%	15.9%		17.6%	15.5%

     Non-GAAP net income for the three and six months ended June 30, 2013 increased as compared to pro forma non-GAAP combined net income for the three and six months ended June 30, 2012. In addition to the factors discussed above, net income increased as compared to the second quarter of the prior year due to a decrease in the effective tax rate. The decrease is primarily due to the lower tax rate on earnings in Israel. In addition, the federal research credit was reinstated on January 2, 2013, so the entire 2012 credit of approximately $0.4 million was recorded in the first quarter of 2013. The research credit for the three and six months ended June 30, 2013 was $120,000 and $580,000, respectively. The federal research credit had expired on December 31, 2011 and, therefore, was not considered in computing the effective rate for the three and six months ended June 30, 2012.

     A significant portion of our income after the December 1, 2012 merger date will be taxed in Israel. We expect to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. In addition, we are a Foreign Investors Company and Industrial Company as defined by the Israeli Investment Law, which entitles us to further reductions in the tax rate normally applicable to Approved Enterprises and Privileged Enterprises, depending on the level of foreign ownership, and certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

     The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and related regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

     For additional information relating to the Israeli tax benefits that we expect to receive, please refer to “Israeli Tax Considerations and Government Programs” in Item 4.B of our annual report on Form 20-F for the year ended December 31, 2012.

Reconciliation of Pro Forma GAAP and Pro Forma Non-GAAP Results of Operations

For the three months ended June 30, (in thousands)

							2012
			Non-GAAP	2013	2012	Non-GAAP	Pro Forma
		2013	Adjustments	Non-GAAP	Pro Forma	Adjustments	Non-GAAP
	Gross profit (1)	$50,405	$12,713	$63,118	$40,218	$10,841	$51,059
	Operating income (loss) (1,2)	(2,597)	24,307	21,710	(5,251)	22,806	17,555
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(2,800)	21,366	18,566	(6,924)	21,045	14,121

(1)	Acquired Objet intangible assets
	amortization expense		11,344			9,823
	Acquired Solidscape intangible assets
	amortization expense		436			436
	Non-cash stock-based compensation
	expense		632			582
	Fair value of Objet deferred revenue
	pre-merger		199
	Acquisitions related expense		102
			12,713			10,841

(2)	Acquired Objet intangible assets
	amortization expense		2,292			2,242

	Acquired Solidscape intangible assets
	amortization expense		133			133

	Non-cash stock-based compensation
	expense		4,727			6,340
	Acquisitions related expense		4,442			3,250
			11,594			11,965
			24,307			22,806

(3)	Tax expense related to adjustments		(2,917)			(1,761)
	Depreciation and amortization
	expense attributable to non-
	controlling interest		(24)
			$21,366			$21,045

For the six months ended June 30, (in thousands)

							2012
			Non-GAAP	2013	2012	Non-GAAP	Pro Forma
		2013	Adjustments	Non-GAAP	Pro Forma	Adjustments	Non-GAAP
	Gross profit (1)	$87,779	$33,247	$121,026	$76,445	$21,710	$98,155
	Operating income (loss) (1,2)	(19,337)	61,348	42,011	(11,208)	45,222	34,014
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(18,336)	54,481	36,145	(15,298)	42,008	26,710

(1)	Acquired Objet intangible assets
	amortization expense		29,670			19,648
	Acquired Solidscape intangible assets
	amortization expense		872			872
	Non-cash stock-based compensation
	expense		1,266			1,190
	Fair value of Objet deferred revenue
	pre-merger		1,214
	Merger related expense		225
			33,247			21,710

(2)	Acquired Objet intangible assets
	amortization expense		7,620			4,484
	Acquired Solidscape intangible assets
	amortization expense		266			266
	Non-cash stock-based compensation
	expense		9,584			12,324
	Solidscape acquisition expense		-			130
	Acqusition related expense		10,631			6,308
			28,101			23,512
			61,348			45,222

(3)	Tax expense related to adjustments		(6,803)			(3,214)
	Depreciation and amortization expense
	attributable to non-controlling interest		(64)
			$54,481			$42,008

Liquidity and Capital Resources

     A summary of our statement of cash flows for the six months ended June 30, 2013 and 2012 is as follows (in thousands):

	2013	2012
Net income (loss)	$(18,268)	$7,540
Depreciation and amortization	46,975	5,519
Deferred income taxes	(9,393)	-
Stock-based compensation	10,851	1,113
Excess tax benefit from stock options	(986)	(578)
Loss on amount funded in respect of employees' rights upon retirement	(122)	-
Change in working capital and other	(31,257)	(1,655)
Net cash provided by (used in) operating and other activities	(2,200)	11,939
Net cash from provided by (used in) investing activities	9,581	(7,132)
Net cash provided by financing activities	6,974	2,085
Effect of exchange rate changes on cash	(120)	(16)
Net change in cash and cash equivalents	14,235	6,876
Cash and cash equivalents, beginning of period	133,826	20,092
Cash and cash equivalents, end of period	$148,061	$26,968

     Our cash and cash equivalents balance increased by $14.2 million at June 30, 2013 from $133.8 million at December 31, 2012. The increase was primarily due to $9.6 million of cash provided by investing activities, which primarily reflected the maturity of short term deposits net of purchases of property. In addition, cash provided by financing activities was $7.0 million.

Cash flow from operating activities

     We had a deficit in cash from operating activities during the six months ended June 30, 2013. The net loss of $18.3 million was favorably adjusted due to non-cash charges in depreciation and amortization and a stock-based compensation expense. Non-cash charges that unfavorably affected cash from operating activities were the deferred tax benefit and excess tax benefit from stock option exercises. Changes in working capital using cash from operations included a $18.2 million increase in accounts receivable due to strong order flow and the merger and an increase in inventory of $9.7 million in anticipation of strong order flow expected as a result of the merger. In addition, a decrease in accounts payable and other current liabilities primarily driven by an overall increase in operating expenses and timing of payments for merger related expenses resulted in cash used in operating activities of $10.1 million. Changes in working capital providing cash from operations included a $5.8 million increase in unearned revenues and a $3.4 million increase in non-current liabilities.

     We generated cash from operating activities during the six months ended June 30, 2012, primarily driven by net income. Net income was favorably adjusted due to non-cash charges in depreciation and amortization and a stock-based compensation expense. Non-cash charges that unfavorably affected cash provided by operating activities were related to the excess tax benefits on stock option exercises. Changes in working capital using cash from operations included a $7.3 million increase in accounts receivable due to strong order flow and a $1.2 million increase in receivables from sales-type leases reflecting strong sales growth and continued success of our leasing program. These strong sales also contributed to changes in working capital using cash from operations of $1.8 million due to increases inventories. Changes in working capital providing cash from operations included a $7.6 million increase in accounts payables and other current liabilities and a $1.1 million decrease in prepaid expenses.

Cash flow from investing activities

     Our investing activities provided cash in the six months ended June 30, 2013 and used cash in the six months ended June 30, 2012.

     Property and equipment acquisitions, net of sales, totaled $9.9 million and $6.3 million in the six months ended June 30, 2013 and 2012, respectively. Our principal property and equipment acquisitions were for manufacturing or engineering development equipment, tooling, property, leasehold improvements and the acquisition of computer systems and software applications. Payments for intangible assets, including patents and capitalized software, amounted to $0.6 million and $1.2 million in the six months ended June 30, 2013 and 2012, respectively.

     In the six months ended June 30, 2013, $20.1 million was provided by the maturing of short-term bank deposits. In the six months ended June 30, 2012, proceeds from the sale and maturity of investments and redemption of short-term bank deposits were $0.4 million, net of the purchasing of investments.

Cash flow from financing activities

     Proceeds from the exercise of stock options and the related excess tax benefit provided cash of $7.0 million and $2.1 million in the six months ended June 30, 2013 and 2012, respectively.

Capital resources and capital expenditures

     Our total current assets amounted to $335.7 million at June 30, 2013, most of which consisted of cash and cash equivalents, short-term bank deposits, accounts receivable, and inventories. Total current liabilities amounted to $90.3 million. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations for the next 12 months. We may make investments in fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth. We estimate that we will spend between approximately $35.0 million and $45.0 million in 2013 for property and equipment.

     The initial MakerBot merger consideration is in the form of issuance of our stock. Additional performance-based earn-outs to MakerBot stakeholders through the end of 2014 have an initial value of up to approximately $201.0 million, based on our closing stock price as of the date of the merger agreement, June 19, 2013. The value of the performance-based earn-outs is subject to adjustment based on our stock price at time such payments become due, relative to the initial value on June 19, 2013. The earn-out payments, if earned, will be made in issuance of our stock or in cash, or a combination thereof, at our discretion.

     As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue stock or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for merger and related expenses (whether or not our efforts are successful) that may include transaction costs, closure costs or costs of restructuring activities.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2012. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

     Certain information included or incorporated by reference in this report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

     These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

     Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, as well as in that annual report generally.

     Readers are urged to carefully review and consider the various disclosures made throughout this report on Form 6-K, in our Annual Report on Form 20-F for the year ended December 31, 2012, and in our other reports filed with the SEC which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

     Any forward-looking statements in this report on Form 6-K are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

     Reference is made to "Quantitative and Qualitative Disclosures About Market Risk" (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2012.

LEGAL PROCEEDINGS

     We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to the Company, see "Contingencies," Note 10 to the consolidated financial statements included in this report.